UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*
Reading International, Inc.
(Name of Issuer)
(Exact Name of Issuer as Specified in its Charter)

Class B Voting Common Stock
(Title of Class of Securities)

755408200
(CUSIP Number)

Margaret Cotter
Ellen Cotter
Estate of James J. Cotter, Sr.
5995 Sepulveda Blvd.
Suite 300
Culver City, CA 90230
(213) 235-2240

James J. Cotter Living Trust
care of Reading International, Inc.
5995 Sepulveda Blvd.
Suite 300
Culver City, CA 90230
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200
1	NAMES OF REPORTING PERSONS
Margaret Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,058,988 (2)

	8	SHARED VOTING POWER
100,000 (2)

	9	SOLE DISPOSITIVE POWER
751,821.6 (2)

	10	SHARED DISPOSITIVE POWER
407,166.4 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,158,988 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Ms. Margaret Cotter, Ms. Ellen Cotter, the Estate of James J. Cotter, Sr. (the “Estate”) and the James J. Cotter Living Trust (the “Living Trust”) are members of a group for purposes of this Schedule 13D/A.

(2)	For more information, see Item 5(a).
(3)
Based upon 1,680,590 shares of Class B voting common stock, $0.01 par value per share (the “Voting Stock”), outstanding as of August 8, 2022, reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 755408200
1	NAMES OF REPORTING PERSONS
Ellen Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000 (2)

	8	SHARED VOTING POWER
100,000 (2)

	9	SOLE DISPOSITIVE POWER
50,000 (2)

	10	SHARED DISPOSITIVE POWER
407,166.4 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,166.4 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.2% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Ms. Margaret Cotter, Ms. Ellen Cotter, the Estate and the Living Trust are members of a group for purposes of this Schedule 13D/A.
(2)	For more information, see Item 5(a).
(3)
Based upon 1,680,590 shares of Voting Stock outstanding as of August 8, 2022, reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
Estate of James J. Cotter, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (2)

	8	SHARED VOTING POWER
100,000 (2)

	9	SOLE DISPOSITIVE POWER
0 (2)

	10	SHARED DISPOSITIVE POWER
100,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – Estate

(1)	Ms. Margaret Cotter, Ms. Ellen Cotter, the Estate and the Living Trust are members of a group for purposes of this Schedule 13D/A.
(2)	For more information, see Item 5(a).
(3)
Based upon 1,680,590 shares of Voting Stock outstanding as of August 8, 2022, reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 755408200
1	NAMES OF REPORTING PERSONS
James J. Cotter Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (2)

	8	SHARED VOTING POWER
0 (2)

	9	SOLE DISPOSITIVE POWER
0 (2)

	10	SHARED DISPOSITIVE POWER
0 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - Trust

(1)	Ms. Margaret Cotter, Ms. Ellen Cotter, the Estate and the Living Trust are members of a group for purposes of this Schedule 13D/A.
(2)	For more information, see Item 5(a).
(3)
Based upon 1,680,590 shares of Voting Stock outstanding as of August 8, 2022, reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

EXPLANATORY NOTE

This Amendment No. 4 is being filed jointly by Ms. Margaret Cotter, Ms. Ellen Cotter, the Estate of James J. Cotter, Sr. (the “Estate”) and the James J. Cotter Living Trust (the “Living Trust”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to Class B voting common stock, $0.01 par value per share (the “Voting Stock”), of Reading International, Inc., a Nevada corporation (the “Issuer” or the “Company”). This Amendment No. 4 hereby amends prior statements of beneficial ownership on Schedule 13D filed by Ms. Margaret Cotter, Ms. Ellen Cotter and the Estate, on the one hand, and the Living Trust, on the other hand, and is now being filed jointly for the sake of convenience by Ms. Margaret Cotter, Ms. Ellen Cotter, the Estate and the Living Trust. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.3 hereto.

The prior statements amended hereby include the following Schedule 13D filings made by Ms. Margaret Cotter, Ms. Ellen Cotter and the Estate, on the one hand, and the Living Trust, on the other hand: the initial statement of beneficial ownership on Schedule 13D (collectively, the “Initial Schedule 13D”) filed on October 9, 2015, as amended by Amendment No. 1 thereto filed on October 18, 2017, Amendment No. 2 thereto filed on February 18, 2022 and Amendment No. 3 thereto filed on July 14, 2022 (together with this Amendment No. 4, this “Schedule 13D/A”). This Schedule 13D/A is filed to report the receipt of the final court approval of the settlement agreement settling all outstanding litigation matters pending before the Superior Court of the State of California (the “Superior Court”), County of Los Angeles, the Court of Appeal of the State of California, Second Appellate District, Division Seven (the “Appeals Court”), the Nevada Eighth Judicial District Court (the “Probate Court”) and the Fresno County Superior Court (the “Fresno Court”), between Ms. Margaret Cotter and Ms. Ellen Cotter, on one side, and Mr. James J. Cotter, Jr. and his estate, on the other side, regarding the Estate, the Living Trust and matters involving the court-appointed guardian ad litem. This Amendment No. 4 also includes certain other conforming changes. Except as specifically amended by this Amendment No. 4, the Initial Schedule 13D remains unchanged.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 hereby remains unchanged, except that the penultimate paragraph is replaced with the following:

Approval and Effectiveness of Settlement Agreement

On September 19, 2022, the Settlement Agreement disclosed and described in Amendment No. 3 received final and non-appealable approval from the Superior Court. Accordingly, the Settlement Agreement, having been approved previously by the Probate Court, became effective as of this date (the “Effective Date”). On the Effective Date, the actions described in Amendment No. 3 occurred pursuant to the Settlement Agreement. As a result:

1.
Ownership of the 614,332.8 shares of Voting Stock in the Living Trust (60% of the Voting Trust Voting Stock) was transferred directly and automatically to Ms. Margaret Cotter and Ms. Ellen Cotter as individuals. As described in Amendment No. 3, the SBJC Trust (of which Ms. Gina Cotter is sole trustee and of which her and Mr. James J. Cotter, Jr.’s children are the beneficiaries pursuant to the Settlement Agreement) previously held the right to receive these shares of Voting Stock. On the Effective Date, Ms. Margaret Cotter and Ms. Ellen Cotter became obligated to pay the SBJC Trust for such right $7,788,000 (payable in installments beginning six months after the Effective Date, as described in Amendment No. 3 and the Settlement Agreement). In consideration for the $7,788,000, the heirs of Mr. James J. Cotter, Jr. gave up any claim they might have to any shares of Voting Trust Voting Stock held by the Estate and/or the Voting Trust. As disclosed in Amendment No. 3, the monetary values allocated to assets in the Settlement Agreement (including these 614,332.8 shares of Voting Stock) do not represent the actual or perceived values of such assets, but rather these agreed-to monetary payments represent the parties to the Settlement Agreement taking into account the dismissal of a multitude of longstanding litigation matters and resolve for the parties certain inherent litigation risk that could continue if a settlement was not reached.

2.
The DMC Trust became the designated transferee of 409,552.2 shares of Voting Stock (40% of the Voting Trust Voting Stock), with Ms. Margaret Cotter designated its sole trustee and her children designated its beneficiaries. The DMC Trust has not yet been formed. However, the shares of Voting Stock to which the DMC Trust is entitled are currently held by the Living Trust and Estate, and will be formally transferred to the DMC Trust once the DMC Trust is formed and the Estate is fully administered.

For information on the effect that the Settlement Agreement and related arrangements between Ms. Margaret Cotter and Ms. Ellen Cotter had as of the Effective Date on voting and dispositive power by the Reporting Persons over the Voting Stock, see Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated with the following:

(a)

Voting Stock

In order to preserve the intent of James J. Cotter, Sr. (in establishing the Voting Trust) that Ms. Margaret Cotter have sole voting control over all of the Voting Trust Voting Stock, pursuant to the Settlement Agreement and related arrangements between Ms. Margaret Cotter and Ms. Ellen Cotter, the following represents the beneficial ownership of Ms. Margaret Cotter and Ms. Ellen Cotter as of the Effective Date and the date hereof:

•
With respect to the 614,332.8 shares of Voting Stock that were transferred directly to Ms. Margaret Cotter and Ms. Ellen Cotter as individuals, (i) Ms. Margaret Cotter has sole voting power over all 614,332.8 shares, (ii) Ms. Margaret Cotter has sole dispositive power over the 307,166.4 shares of Voting Stock transferred to Ms. Margaret Cotter directly (50% of 614,332.8), and (iii) until they enter into a stockholders agreement, Ms. Margaret Cotter and Ms. Ellen Cotter have shared dispositive power over the 307,166.4 (the remaining 50% of 614,332.8) shares of Voting Stock transferred to Ms. Ellen Cotter directly;

•
Ms. Margaret Cotter has sole voting and dispositive power over the 327,808 shares currently held by the Estate, to be transferred to the DMC Trust, once formed, upon final administration of the Estate (at which point she will retain sole voting and dispositive power over them);

•
Ms. Margaret Cotter has sole voting and dispositive power over the 81,747.2 shares currently held by the Living Trust, to be transferred to the DMC Trust once formed (at which point she will retain sole voting and dispositive power over them); and

•
Ms. Margaret Cotter and Ms. Ellen Cotter, as co-executors of the Estate, continue to have shared voting and dispositive power over the 100,000 shares of Voting Stock currently held by the Estate and not otherwise allocated by the Settlement Agreement.

At a later date, as noted above, Ms. Margaret Cotter and Ms. Ellen Cotter will enter into a stockholders agreement between themselves relating to the 307,166.4 shares of Voting Stock transferred directly to Ms. Ellen Cotter, over which they currently share dispositive power.

As of the Effective Date and the date hereof, Ms. Margaret Cotter also has sole voting and dispositive power over 35,100 shares of Voting Stock directly beneficially owned by her, and Ms. Ellen Cotter also has sole voting and dispositive over 50,000 shares of Voting Stock directly beneficially owned by her. As a result, Ms. Margaret Cotter beneficially owns 1,158,988 shares of Voting Stock, representing 69.0% of the outstanding Voting Stock of the Issuer, and Ms. Ellen Cotter beneficially owns 457,166.4 shares of Voting Stock, representing 27.2% of the outstanding Voting Stock of the Issuer.

As of the Effective Date and the date hereof, the Estate beneficially owns 100,000 shares of Voting Stock, representing 5.6% of the outstanding Voting Stock of the Issuer (over which it shares voting and dispositive power with Ms. Margaret Cotter and Ms. Ellen Cotter as co-executors of the Estate). The Estate currently holds 327,808 shares of Voting Stock to be transferred to the DMC Trust, once formed, upon final administration of the Estate; however, the Estate does not have beneficial ownership over these shares, because all voting and dispositive power over them has been transferred solely to Ms. Margaret Cotter as described above.

As of the Effective Date and the date hereof, the Living Trust beneficially owns no shares of Voting Stock. The Living Trust currently holds 81,747.2 shares of Voting Stock to be transferred to the DMC Trust once formed; however, the Living Trust does not have beneficial ownership over these shares, because all voting and dispositive power over them has been transferred solely to Ms. Margaret Cotter as described above.

Non-Voting Stock

As of the date hereof, (1) Ms. Ellen Cotter also directly beneficially owns 936,269 shares of the Non-Voting Stock (which amount includes 821,682 shares of the Non-Voting Stock directly held and currently exercisable options to acquire an additional 114,587 shares of the Non-Voting Stock), representing 4.6% of the outstanding Non-Voting Stock of the Issuer, and (2) Ms. Margaret Cotter also directly beneficially owns 806,112 shares of the Non-Voting Stock (which amount includes 776,926 shares of the Non-Voting Stock directly held and currently exercisable options to acquire an additional 29,186 shares of the Non-Voting Stock), representing 4.0% of the outstanding Non-Voting Stock of the Issuer. Additionally, Ms. Ellen Cotter holds restricted stock units that vest into 232,157 shares of Non-Voting Stock and options to acquire an additional 22,365 shares of Non-Voting Stock that become exercisable, in each case, more than 60 days after the date hereof, and Ms. Margaret Cotter holds restricted stock units that vest into 88,276 shares of Non-Voting Stock and options to acquire an additional 4,451 shares of Non-Voting Stock that become exercisable, in each case, more than 60 days after the date hereof. All grants were made under the Company’s 2010 Stock Incentive Plan and the 2020 Stock Incentive Plan.

As of the date hereof, Ms. Margaret Cotter also serves as the sole trustee of the James J. Cotter Education Trust #1, of which her children are the sole beneficiaries, and which holds 84,956 shares of the Non-Voting Stock, representing 0.42% of the outstanding Non-Voting Stock of the Issuer.  Ms. Margaret Cotter and Ms. Ellen Cotter also serve as co-trustees of the James J. Cotter Foundation, which holds 102,751 shares of the Non-Voting Stock, representing 0.5% of the outstanding Non-Voting Stock of the Issuer.

As of the date hereof, the Estate also directly beneficially owns 326,800 shares of the Non-Voting Stock, representing 1.6% of the outstanding Non-Voting Stock of the Issuer.

As of the date hereof, the Living Trust also directly beneficially owns 1,163,649 shares of the Non-Voting Stock, representing 5.7% of the outstanding Non-Voting Stock of the Issuer.

The percentages reported in this Item 5 are based upon 1,680,590 shares of Voting Stock and 20,363,234 shares of the Non-Voting Stock, in each case, outstanding as of August 8, 2022, reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons.

(c) Except as described herein, none of the Reporting Persons has acquired, or disposed of, any shares of Voting Stock of the Issuer during the past 60 days.

(d)  No persons other than Ms. Margaret Cotter and Ms. Ellen Cotter, whether as individuals, co-executors of the Estate or as co-trustees of the Living Trust, and Ms. Margaret Cotter’s children have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e) As of the Effective Date, as discussed in Item 4, the Living Trust ceased to be a beneficial owner of at least five percent of the outstanding shares of Voting Stock.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented with the following:

99.3	Joint Filing Agreement, dated as of November 2, 2022, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2022

MARGARET COTTER

	By:	/s/ Margaret Cotter
Name: Margaret Cotter

ELLEN COTTER

	By:	/s/ Ellen Cotter
Name: Ellen Cotter

JAMES J. COTTER LIVING TRUST

By:	/s/ Margaret Cotter
Name: Margaret Cotter
Title: Co-Trustee

By:	/s/ Ellen Cotter
Name: Ellen Cotter
Title: Co-Trustee

ESTATE OF JAMES J. COTTER, SR.

By:	/s/ Ellen Cotter
Name: Ellen Cotter
Title: Co-Executor

By:	/s/ Margaret Cotter
Name: Margaret Cotter
Title: Co-Executor